Filed by Unocal Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and deemed filed pursuant to Rule 14a-12
                                        of the Securities Exchange Act of 1934

                                        Subject Company:  Pure Resources, Inc.
                                                 Commission File No. 001-15899
                                                     Dated:  September 5, 2002


   On September 5, 2002 Unocal Corporation issued the following press release:


                                       UNOCAL
                                       2141 Rosecrans Avenue, Suite 4000
                                       El Segundo, California 90245

                        [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                       NEWS RELEASE

                                       Contact: Barry Lane (Media)
                                                310-726-7731
                                                Robert Wright (Investors)
                                                310-726-7665

 Unocal commences offer to acquire outstanding stock of Pure Resources, Inc.

     El Segundo, Calif., Sept. 5, 2002 -- Unocal Corporation (NYSE: UCL) today commenced its previously announced exchange offer to acquire all of the outstanding shares of Pure Resources, Inc. (NYSE: PRS) common stock that it does not already own.
     Unocal, through its subsidiary Union Oil Company of California, currently owns approximately 65 percent of Pure's outstanding common stock. The exchange offer is scheduled to expire on Wednesday, Oct. 2, 2002.
     As previously announced, Pure stockholders are being offered 0.6527 shares of Unocal common stock in exchange for each of their shares of Pure common stock. Following successful completion of the exchange offer, Unocal would effect a short form merger of Pure with a Unocal subsidiary. Pure shares held by the remaining public stockholders would be converted into the same consideration paid in the exchange offer, except for shares owned by stockholders who exercise appraisal rights.
     If Pure's stockholders choose to tender their shares, and if all Pure stock options vest and are exercised, Unocal would issue approximately 15.6 million shares in the transaction. Completion of the exchange offer is subject to the satisfaction of conditions, including that Unocal own at least 90 percent of the outstanding shares of Pure common stock at the completion of the exchange offer, and other customary conditions.

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     A prospectus, which is part of the Unocal Registration Statement on Form
S-4, and related exchange offer materials, including a letter of transmittal, are being mailed to stockholders of Pure. Investors and stockholders of Pure are urged to read all of these documents carefully. These documents contain important information about the transaction and should be read in connection with making a decision with respect to the exchange offer.
     Unocal has filed its Registration Statement on Form S-4 and a Schedule TO with the Securities and Exchange Commission (SEC).
     Investors and stockholders are able to obtain free copies of these documents through the SEC's web site, WWW.SEC.GOV. For additional information on the exchange offer or copies of any of the offering materials, stockholders may contact D.F. King & Co., Inc., at 800-769-6414. In addition, Merrill Lynch is the dealer-manager for the exchange offer and may be contacted at 866-276-1462.
ADDITIONAL INFORMATION
     In addition to the Registration Statement on Form S-4, Schedule TO, prospectus and related exchange offer materials, both Unocal and Pure file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, or other information filed by Unocal or Pure at the SEC public reference room at 450 Fifth Street, NW, Washington, D.C. 20549, or at any of the SEC's other public reference rooms in New York City, N.Y., and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Unocal's and Pure's filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC web site.
ABOUT UNOCAL CORPORATION
     Unocal is one of the world's largest independent natural gas and crude oil exploration and production companies. Based in El Segundo, Calif., Unocal's principal production operations are in North America, Asia, and the North Sea. Unocal is also one of the world's largest producers of geothermal energy with operations in Indonesia and the Philippines. More information about the company is available at WWW.UNOCAL.COM.
ABOUT PURE RESOURCES, INC.
     Pure is an independent exploration and production company that develops and produces oil and natural gas in the Permian Basin, the San Juan Basin, the Gulf Coast and the Gulf of Mexico. The company also owns an undivided interest under approximately 6 million gross fee mineral acres throughout the Southern Gulf Coast region of the U.S. Pure was formed in May 2000 through the combination of Titan Exploration, Inc., and the Permian Basin business unit of Unocal Corporation.

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     This news release contains certain forward-looking statements about future business transactions involving Unocal and Pure. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Unocal's current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news

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release. Those risk factors are discussed in the Unocal and Pure Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the U.S. Securities and Exchange Commission.
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